

March 31, 2011

Mr. Ronald D. Croatti
President and Chief Executive Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, Massachusetts 01887

     Re: UniFirst Corporation
            Form 10-K for the Year Ended August 28, 2010
            Filed October 27, 2010
            File No. 001-08504

Dear Mr. Croatti:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               /s/ John Harrington for
               Larry Spirgel
               Assistant Director